Exhibit 12.3

Ameren Illinois Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Six Months Ended June 30, 2012	Year Ended December 31, 2011
Earnings available for fixed charges, as defined:
Net income from continuing operations	$60,932	$195,731
Taxes based on income	39,875	126,821
Fixed charges	67,270	141,308

Earnings available for fixed charges, as defined	$168,077	$463,860

Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$62,982	$132,493
Estimated interest cost within rental expense	1,714	3,581
Amortization of net debt premium, discount, and expenses	2,574	5,234

Total fixed charges, as defined	$67,270	$141,308

Ratio of earnings to fixed charges	2.50	3.28

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$1,512	$3,045
Adjustment to pretax basis	989	1,973

	$2,501	$5,018

Combined fixed charges and preferred stock dividend requirements	$69,771	$146,326

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.41	3.17

(a)	Includes interest expense related to uncertain tax positions